EXHIBIT 12.1
ARDEN REALTY, INC. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS, EXCEPT RATIOS)

	ARDEN REALTY, INC.
	For the Years Ended December 31,
	2005		2004		2003		2002		2001
Earnings Available to Cover Fixed Charges:
Net income	65,499		73,775		58,509		70,175		97,759

Add:
Interest Expense(1)	98,429		89,515		93,767		88,516		84,195
Preferred Distributions	—		4,309	(2)	4,312		4,312		4,312

Total Earnings Available to Cover Fixed Charges	163,928		167,599		156,588		163,003		186,266

Fixed Charges:
Interest Expense	98,429		89,515		93,767		88,516		84,195
Interest Capitalized	805		936		2,496		5,646		9,095	(3)
Preferred Distributions	—		4,309	(2)	4,312		4,312		4,312

Total Fixed Charges	99,234		94,760		100,575		98,474		97,602

Ratio of Earnings to Fixed Charges	1.65	x	1.77	x	1.56	x	1.66	x	1.91	x

(1)	Includes interest expense for properties classified as part of “discontinued operations.”

(2)	Includes approximately $1.1 million of original issuance costs written off in conjunction with the redemption of the Preferred OP units on September 28, 2004.

(3)	Includes approximately $2.5 million of interest capitalized on an office property that was classified as part of “discontinued operations” for the year ended December 31, 2001.